EXHIBIT 99.1

Crescent Point Announces Q2 2018 Results

CALGARY, Alberta, July 26, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2018.

KEY HIGHLIGHTS

  Reduced net debt in the quarter by over $390 million, driven by funds flow from operations in excess of capital expenditures and proceeds from recently announced dispositions of approximately $280 million.
  Renewed unsecured, covenant-based credit facilities totaling $3.6 billion, with maturity date extension to 2021.
  Appointed new senior leadership team and streamlined executive structure with fewer members.
  Reviewing strategy with a focus on balance sheet improvement, disciplined capital allocation and cost reductions.

FINANCIAL HIGHLIGHTS

  Funds flow from operations totaled $500.3 million, or $0.91 per share diluted, based on an operating netback of $40.74 per boe. Funds flow from operations was partially impacted by $13.5 million of incremental severance costs.
  Total capital expenditures during second quarter was $313.6 million. The Company spent $238.6 million on drilling and development activities, drilling 54 (36.0 net) wells, $62.6 million on facilities and seismic and $12.4 million on land.
  During second quarter, Crescent Point closed previously announced dispositions of certain assets for total proceeds of approximately $280 million. Production from these assets was approximately 4,800 boe/d.
  The Company successfully renewed its covenant-based, unsecured credit facilities totaling $3.6 billion, with a maturity date extension to June 10, 2021. As previously announced, Crescent Point closed a private placement of senior guaranteed notes, ranging in maturities of five to seven years, with fixed Canadian dollar coupon rates of 3.58 percent to 3.98 percent. Proceeds were used to repay a portion of the outstanding bank debt and other senior guaranteed notes. As at June 30, 2018, cash and unutilized credit capacity was approximately $1.5 billion, with no material near-term debt maturities.
  As at July 20, 2018, the Company had, on average, over 40 percent of its oil and liquids production, net of royalty interest, hedged through 2018 and 2019, at a weighted average market value price of approximately CDN$77.00/bbl.

OPERATIONAL HIGHLIGHTS

  Second quarter production averaged 181,818 boe/d, comprised of approximately 90 percent oil and liquids.
  Operating activity within Crescent Point's Canadian assets was limited during the quarter due to normal seasonality related to spring break-up. Since early July, drilling activity has resumed within the Company's Canadian operations.
  Crescent Point's U.S. operations continued to advance during second quarter. This included horizontal development in the Uinta Basin and North Dakota across multiple zones.
  In the East Shale Duvernay, the Company completed its first half 2018 drilling program with encouraging initial well results. Crescent Point will continue to monitor well performance before increasing the amount of capital allocated to this early-stage resource play.

Summary of Drilling Results

The following table summarizes the Company's drilling results for the three months ended June 30, 2018:

Three months ended June 30, 2018	Total	Net
Williston Basin (1)	37	27.0
Southwest Saskatchewan	1	0.1
Uinta Basin (1)	15	7.9
Other	1	1.0
Total	54	36.0

(1)  The net well count is subject to final working interest determination.

LEADERSHIP UPDATE

  The Board of Directors ("Board") continues its formal review process with respect to the appointment of Crescent Point's President and Chief Executive Officer ("CEO"). This process is being conducted with the assistance of a leading executive search firm, which is considering both internal and external candidates. The Board looks forward to finalizing and communicating its decision in due course.
  Craig Bryksa, interim President and CEO, and his new senior leadership team are assessing and optimizing the Company's future strategic direction. This team includes Ken Lamont, Chief Financial Officer, Ryan Gritzfeldt, Chief Operating Officer, Derek Christie, Senior Vice President, Exploration, and Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets.
  Crescent Point's new team is taking a refreshed approach as it conducts an ongoing comprehensive review of its asset base, business strategy and organizational structure. In this transition period, the team has identified and acted on certain near-term opportunities, including allocating proceeds from recent dispositions to reduce net debt, streamlining the executive structure with fewer members and rescheduling its capital investment plans.
  The Company recently appointed Scott Tuttle as Senior Vice President, Human Resources and Corporate Services. Mr. Tuttle joined Crescent Point from Repsol SA, where he served as Corporate Director, People and Organization, and prior to that, as Vice President and Head of Global Human Resources at Talisman Inc. Mr. Tuttle has over 25 years of human resources experience, primarily in the energy sector.

OUTLOOK

Crescent Point's new team is focused on a transition plan that includes revising and prioritizing the Company's strategy based on key value drivers, including balance sheet improvement, disciplined capital allocation and cost reductions.

This team is currently reviewing its asset base and business strategy with respect to these key value drivers. The Company has also begun streamlining its organizational structure and is exploring areas for improvement within each level of the organization. Following this review process, Crescent Point expects to identify value enhancing opportunities, including future asset dispositions, the optimization of its capital program and a reduced cost structure.

During the initial stages of its review, the new team rescheduled its capital investment plans for the remainder of 2018. As such, a portion of the capital expenditures previously planned for third quarter 2018 has been moved to later in the year. This rescheduling allows for more consistent levels of activity into 2019 without requiring capital expenditures to be increased in 2018. This decision also provides cost, staffing, logistics and safe operations benefits to the Company. Going forward, Crescent Point intends to allocate capital in a manner designed to achieve consistent activity levels.

As a result of this rescheduled capital program, production volumes that were previously budgeted to come on stream earlier in the second half of 2018 are now expected to come on line later in the year or in first quarter 2019, thereby affecting the 2018 annual average production. In addition, the Company has elected to shut in approximately 1,000 boe/d of uneconomic production as it focuses on returns versus volume growth. As a result of these two changes, Crescent Point is adjusting its 2018 annual average production guidance by approximately two percent to 177,000 boe/d from 181,000 boe/d. The Company reaffirms its annual capital expenditures guidance at $1.775 billion and remains committed to aligning its cash outflows with inflows.

“I am very excited about the future of our company and believe we have the right assets and skill set to deliver improved results," said Bryksa. "Our new team is focused on building a revised strategy that prioritizes our key value drivers, which are expected to result in improved returns, free cash flow generation and debt adjusted per share metrics."

Crescent Point recognizes the importance of providing clarity on its strategy. Given the team's deep understanding and knowledge of the business and its assets, the Company will communicate its plans in a timely manner.

CONFERENCE CALL DETAILS

The Company's management will host a conference call on Thursday, July 26, 2018 at 10:00 a.m. MT (12:00 p.m. ET), to discuss Crescent Point's results and outlook.

Participants can listen to this event online by entering https://edge.media-server.com/m6/p/psen4mwq in a web browser. Alternately, the conference can be accessed by dialing 844-231-0101 or 216-562-0389 and entering the following passcode: 1195289. For those unable to participate in the conference call at the scheduled time, the webcast will be archived for replay and can be accessed on the Company's website at www.crescentpointenergy.com. The replay will be available approximately one hour following completion of the call.

2018 GUIDANCE

Crescent Point's guidance for 2018 is as follows:

Total average annual production (boe/d) % Oil and NGLs	Prior 181,000 90%	Revised 177,000 90%
Capital expenditures (1) Drilling and development ($ millions) Facilities and seismic ($ millions)	$1,595 $180	$1,595 $180
Total capital expenditures, before net land and property acquisitions ($ millions)	$1,775	$1,775

(1)       The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Craig Bryksa
Interim President and Chief Executive Officer
July 26, 2018

The Company's unaudited financial statements and management’s discussion and analysis for the quarter ended June 30, 2018, are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2018	2017	2018	2017
Financial
Cash flow from operating activities	452.8	415.9	914.8	832.1
Funds flow from operations (1)	500.3	418.0	929.2	845.1
Per share (1) (2)	0.91	0.77	1.69	1.55
Net income (loss)	(166.2)	83.6	(256.9)	203.0
Per share (2)	(0.30)	0.15	(0.47)	0.37
Adjusted net earnings from operations (1)	102.7	39.5	166.1	101.4
Per share (1) (2)	0.19	0.07	0.30	0.19
Dividends declared	49.7	49.4	99.3	98.8
Per share (2)	0.09	0.09	0.18	0.18
Payout ratio (%) (1)	10	12	11	12
Net debt (1)	4,015.7	3,966.7	4,015.7	3,966.7
Net debt to funds flow from operations (1) (3)	2.2	2.4	2.2	2.4
Climate change initiatives and asset retirement (4)	4.7	8.2	15.0	17.5
Weighted average shares outstanding
Basic	549.3	544.9	548.2	544.7
Diluted	551.0	546.1	549.9	546.5
Operating
Average daily production
Crude oil (bbls/d)	145,532	140,878	143,434	140,095
NGLs (bbls/d)	17,934	17,658	18,352	17,361
Natural gas (mcf/d)	110,110	102,471	110,046	102,133
Total (boe/d)	181,818	175,615	180,127	174,478
Average selling prices (5)
Crude oil ($/bbl)	76.31	58.09	71.83	58.56
NGLs ($/bbl)	35.04	25.27	34.36	25.22
Natural gas ($/mcf)	1.62	3.05	2.02	3.05
Total ($/boe)	65.52	50.92	61.93	51.32
Netbacks ($/boe)
Oil and gas sales	65.52	50.92	61.93	51.32
Royalties	(9.35)	(7.59)	(9.09)	(7.44)
Operating expenses	(13.16)	(12.85)	(13.05)	(12.38)
Transportation expenses	(2.27)	(2.19)	(2.13)	(2.15)
Operating netback (1)	40.74	28.29	37.66	29.35
Realized gain (loss) on derivatives	(5.31)	1.45	(3.79)	1.08
Other (6)	(5.19)	(3.58)	(5.37)	(3.67)
Funds flow from operations netback (1)	30.24	26.16	28.50	26.76
Capital Expenditures
Capital acquisitions (dispositions), net (7)	(267.6)	33.0	(276.6)	170.5
Development capital expenditures (4)
Drilling and development	238.6	230.2	891.4	695.7
Facilities and seismic	62.6	34.1	131.8	87.9
Land	12.4	30.3	23.4	43.1
Total	313.6	294.6	1,046.6	826.7

(1)  Funds flow from operations, funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, payout ratio, net debt, net debt to funds flow from operations, operating netback and funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)  The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)  Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(4)  Climate change initiatives and asset retirement includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(5)  The average selling prices reported are before realized derivatives and transportation.
(6)  Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange and cash-settled share-based compensation and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(7)  Capital acquisitions (dispositions), net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "payout ratio", "net debt", "net debt to funds flow from operations", "operating netback" and "funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017
Cash flow from operating activities	452.8	415.9	914.8	832.1
Changes in non-cash working capital	41.0	(3.3)	(3.1)	(1.7)
Transaction costs	2.2	2.2	2.9	2.7
Decommissioning expenditures	4.3	3.2	14.6	12.0
Funds flow from operations	500.3	418.0	929.2	845.1

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017
Net income (loss)	(166.2)	83.6	(256.9)	203.0
Amortization of E&E undeveloped land	39.5	34.8	78.3	65.8
Unrealized derivative (gains) losses	234.3	14.7	269.3	(74.4)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	8.7	(111.2)	132.7	(134.1)
Unrealized (gain) loss on long-term investments	(5.5)	3.4	6.3	6.6
Gain on sale of long-term investments	(4.5)	—	(4.5)	—
Net loss on capital dispositions	71.5	—	70.6	—
Deferred tax relating to adjustments	(75.1)	14.2	(129.7)	34.5
Adjusted net earnings from operations	102.7	39.5	166.1	101.4

Payout ratio is calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2018	June 30, 2017
Long-term debt (1)	4,277.4	4,081.6
Accounts payable and accrued liabilities	605.6	539.2
Dividends payable	16.9	16.6
Long-term compensation liability (2)	21.3	3.3
Cash	(9.0)	(55.6)
Accounts receivable	(409.7)	(294.5)
Prepaids and deposits	(7.6)	(8.2)
Long-term investments	(127.1)	(29.2)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(352.1)	(286.5)
Net debt	4,015.7	3,966.7

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange and cash-settled share-based compensation, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of operating netback and funds flow from operations netback is shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of  Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company’s review of its business strategy and its focus on balance sheet improvement, disciplined capital allocation and cost reduction; the expected finalization and announcement of the results of its final CEO review process; the Company’s plans to continue to monitor well performance in the East Shale Duvernay before increasing the amount of capital allocated to the play; the new team's current focus on a transition plan that includes revising and prioritizing its business strategy; the Company’s expectation that it will complete a review of its asset base and business strategy and will identify value enhancing opportunities; the Company’s capital rescheduling and its expected impact on activity levels, capital requirements, costs, staffing, safe operations and logistics; the Corporation's intention to allocate capital in a manner designed to achieve consistent activity levels; the expected timing for production volumes to come on stream; the Company's commitment to aligning cash flows with inflows; and the Company’s 2018 total average annual production guidance and its 2018 capital expenditures guidance.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2017 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended June 30, 2018 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended June 30, 2018 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1